 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private issuer pursuant to Rule 13a-16 or 15(d)-16 under the Securities Exchange Act of 1934

For the month of June, 2009

CHINA LINEN TEXTILE INDUSTRY  LTD.

 (Exact name of registrant as specified in its charter)

THE CAYMAN ISLANDS, B.W.I.	000-1336655	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Chengdong Street, Lanxi County, Heilongjiang Province, PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ��  No☒

Changes in Company's Certifying Accountant.

(a)

On  June 29, 2009,  the Registrant advised the firm of Child, Van Wagoner & Bradshaw, PLLC, 1284 W. Flint Meadow Dr., #D,  Kaysville, Utah  84037 (“Child, Van Wagoner”),  that it had been dismissed as the principal independent accountant to audit the Registrant’s  financial statements for the fiscal year ended December 31, 2008.   The decision to dismiss Child, Van Wagoner was recommended and approved by the Registrant’s Board of Directors.

The reports of Child, Van Wagoner for the past fiscal year did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the Registrant’s most recent fiscal year and any subsequent interim period up to and including the date of the Company's dismissal of Child, Van Wagoner, there have been no disagreements with  Child, Van Wagoner on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Child, Van Wagoner would have caused them to make reference thereto in their report on the financial statements for such periods.

On June 29, 2009, the Registrant provided a draft copy of this report on Form 6-K to Child, Van Wagoner, requesting their comments on the information contained therein.   The responsive letter from Child, Van Wagoner is herewith filed as an exhibit to this current report on Form 6-K.

.

(b)

 On or about May 6, 2009, the Registrant engaged UHY Vocation HK CPA Limited (UHY”), as the principal accountant to audit its financial statements for the fiscal year ended December 31, 2008..  During the Registrant’s two most recent fiscal years and the subsequent interim period, the Registrant has not consulted with UHY regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, nor did UHY provide advice to the Registrant, either written or oral, that was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue. Further, during the Registrant’s two most recent fiscal years or subsequent interim period, the Registrant has not consulted with UHY on any matter that was the subject of a disagreement or a reportable event.

Exhibits

(c)

The following exhibits are herewith filed:

16.1         Letter from Child, Van Wagoner and Bradshaw, PLLC, Accountants dated June 30, 2009, regarding change in certifying accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LINEN TEXTILE INDUSTRY, LTD.

By: /s/ Gao Ren

Gao Ren

Chief Executive Officer

June 29, 2009